UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant: Front Yard Residential Corporation
2.	Name of Person Relying on Exemption: Snow Park Capital Partners, LP

3.	Address of Person Relying on the Exemption: 1345 Avenue of the Americas 33rd Floor New York, New York 10105
4.	Written Material. The following written materials are attached:

On June 18, 2020, Snow Park Capital Partners, LP (“Snow Park”) issued a press release and presentation, which are attached hereto as Exhibit 1.

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934, as amended. This is not a solicitation of authority to vote your proxy. Snow Park is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Snow Park.

PLEASE NOTE: Snow Park is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.